
02033624

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 7, 2002

(Commission File No. 001-15256)

PE

**BRASIL TELECOM S.A.**
*(Exact name of Registrant as specified in its Charter)*

**BRAZIL TELECOM COMPANY**
*(Translation of Registrant's name into English)*

SEC MAIL PROCESSING
RECEIVED
MAY 1 4 2002
WASH. D.C. 164 SECTION

**SIA Sul, Área de Serviços Públicos , Lote D, Bloco B**
**Brasília, D.F., 71.215-000**
**Federative Republic of Brazil**
*(Address of Registrant's principal executive offices)*

PROCESSED
MAY 2 0 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _x_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 7, 2002

BRASIL TELECOM S.A.

By: ______________________________

Name: Carla Cico

Title: President and Chief Executive Officer

*Signature Page for Form 6-K.*

Eliana Soares Rodrigues
Relações com Investidores
Gerente
Brasil Telecom S/A.

# EXHIBIT #1

TEPR3: R$10.00/1,000 shares
TEPR4: R$11.70/1,000 shares
BTM: US$14.50/ADR
**MARKET CAPITALIZATION: R$5,894 MILLION**
Closing price as of May 6th, 2002

# Brasil Telecom S.A.

# Consolidated Earnings Release

## First Quarter 2002

**Non-audited**

**Brasília, May 7th, 2002.**


LISTED
BOVESPA
COMPANY

BTM
LISTED
NYSE





# Brasil Telecom S.A.

**Brasil Telecom S.A. announces 1Q02 consolidated results**

**Brasilia, May 7th, 2002 - Brasil Telecom S.A. (BOVESPA São Paulo Stock Exchange: TEPR3/TEPR4; NYSE: BTM)** announces its consolidated earnings for the first quarter of 2002 (1Q02).

The **consolidation** was elaborated in accordance with CVM Instruction number 247/96 and **includes the performance of BrT Serviços de Internet S.A.** - a Brasil Telecom S.A. fully owned subsidiary - constituted, in October 2001, to provide Internet services.

## HIGHLIGHTS OF THE RESULT

- ✓ **Plant** - At the end of 1Q02, **lines installed** reached 10,442 thousand, 4.3% above 4Q01. **Lines in service (LIS)** reached 8,855 thousand at the end of 1Q02, 2.5% above 4Q01. **Utilization rate** reached 84.8% at the end of 1Q02, 1.4 p.p. below 4Q01. In the 1Q02, Brasil Telecom met the goal of installing a line within 4 weeks and had approximately 40.9 thousand ongoing orders at the end of March.
- ✓ **Net revenues** in the 1Q02 totaled R$1,638.5 million, stable in comparison to the 4Q01. **Net revenues/Avg. LIS/Month** in the 1Q02 was R$62.4.
- ✓ **Higher market share** - In the 1Q02, Brasil Telecom had 85.1% average market share in the intra-sector DLD segment and 71.2% in the intra-region, representing gains of 1.7 p.p. and 2.7 p.p., respectively, compared to 4Q01 average.
- ✓ **Data communication revenues** in the 1Q02 reached R$104.6 million, 34.1% above 4Q01, representing 4.6% of total gross revenues, compared to 3.5% in the 4Q01.
- ✓ **Losses with accounts receivable** amounted to R$65.1 million in the 1Q02, representing 2.9% of gross revenues, stable in comparison to 4Q01. When compared to 2Q01 and 3Q01, this percentage represents decreases of 3.2 p.p. and 0.3 p.p., respectively. This downward trend reflects a tighter collection policy, the recovery of losses and the offering of alternative plans targeted to defaulting clients.
- ✓ **Decrease in line cancellation** - In the 1Q02, the company cancelled, due to non-payment, 181.8 thousand lines, 22.8% below the 4Q01. Besides that, the number of total disconnection, as a percentage of total disconnection notices, decreased by 4.6 p.p. to 21.0%. The number of cancellation due to non-payment in the 1Q02, as a percentage of total disconnection notices, decreased by 12.2 p.p. to 27.1%.
- ✓ **EBITDA** - In the 1Q02, EBITDA reached R$737.7 million, 4.3% below the R$770.9 million posted in the 4Q01. **EBITDA margin** was 45.0%.
- ✓ **Net earnings** amounted to R$64.1 million in the 1Q02, compared to R$193.1 million in the 4Q01 (which included the reversion of R$231 million of interest on own capital for the whole 2001 year). When adjusted to the reconstituted goodwill from the acquisition of CRT (R$31.0 million) net earnings in the 1Q02 was R$95.1 million.
- ✓ **Productivity** - LIS/employee indicator in the 1Q02 was 1,247, compared to 1,097 (+13.7%) in the 4Q01. This increase reflects the higher number of lines in service combined with the reduction of 776 employees during the quarter.
- ✓ **Investments** - Brasil Telecom S.A. invested R$436.2 million in the 1Q02, 47.2% below the R$825.9 million observed in the 4Q01. The investments in the expansion and modernization of the plant represented 61.5% of the total amount invested during the 1Q02, compared to 68.5% during the 4Q01.



BrasilTelecom

# CONSOLIDATED INCOME STATEMENT

### Table 1: Consolidated Income Statement (R$ Million)

| R$ Million | 1Q01 | 4Q01 | 1Q02 | Var. Quarter | Var. 12 Months |
|---|---|---|---|---|---|
| **GROSS REVENUES** | **1,932.6** | **2,241.6** | **2,267.2** | **1.1%** | **17.3%** |
| Deductions | (510.8) | (607.2) | (628.6) | 3.5% | 23.1% |
| **NET REVENUES** | **1,421.8** | **1,634.4** | **1,638.5** | **0.3%** | **15.2%** |
| ***Costs & Operating Expenses*** | ***(799.3)*** | ***(863.5)*** | ***(900.8)*** | ***4.3%*** | ***12.7%*** |
| Personnel | (120.1) | (107.6) | (106.0) | -1.5% | -11.7% |
| Materials | (26.5) | (23.6) | (20.8) | -11.9% | -21.6% |
| Subcontracted Services | (223.9) | (222.0) | (261.3) | 17.7% | 16.7% |
| Interconnection | (295.9) | (342.4) | (353.8) | 3.3% | 19.6% |
| Advertising & Marketing | (25.0) | (36.6) | (31.7) | -13.3% | 27.2% |
| Provisions & Losses | (51.2) | (77.1) | (83.3) | 8.0% | 62.5% |
| Lay-offs | (9.4) | (42.2) | - | N/A | N/A |
| Other | (47.3) | (12.0) | (43.9) | 266.1% | -7.3% |
| **EBITDA** | **622.4** | **770.9** | **737.7** | **-4.3%** | **18.5%** |
| Depreciation & Amortization | (458.9) | (475.9) | (482.2) | 1.3% | 5.1% |
| **OPERATING PROFIT BEFORE** | **163.5** | **294.9** | **255.5** | **-13.4%** | **56.3%** |
| *Financial Results* | *(41.9)* | *(283.7)* | *(205.8)* | *-27.5%* | *391.3%* |
| Financial Revenues | 70.6 | 5.2 | 25.2 | 389.2% | -64.3% |
| Financial Expenses | (112.4) | (57.1) | (150.9) | 164.2% | 34.2% |
| Interest on Own Capital | - | (231.7) | (80.1) | -65.4% | N/A |
| **OPERATING PROFIT** | **121.6** | **11.3** | **49.8** | **341.6%** | **-59.1%** |
| Non-Operating Revenues/Expenses | (33.0) | (37.8) | (41.9) | 11.0% | 26.9% |
| Goodwill Amortization - CRT Acquisition | (31.0) | (31.0) | (31.0) | 0.0% | 0.0% |
| Other | (2.0) | (6.8) | (10.9) | 61.2% | 440.5% |
| **EARNINGS BEFORE INCOME TAXES AND SOCIAL CONTRIBUTION** | **88.6** | **(26.5)** | **7.9** | **N/A** | **-91.1%** |
| Income Tax and Social Contribution | (38.2) | (9.4) | (13.4) | 42.3% | -64.9% |
| **EARNINGS BEFORE PROFIT SHARING** | **50.4** | **(35.9)** | **(5.5)** | **-84.6%** | **N/A** |
| Profit Sharing | (8.9) | (2.7) | (10.4) | 285.2% | 17.3% |
| **EARNINGS BEFORE REVERSION OF INTEREST ON OWN EQUITY** | **41.5** | **(38.6)** | **(16.0)** | **-58.6%** | **N/A** |
| Reversion of Interest on Own Equity | - | 231.7 | 80.1 | -65.4% | N/A |
| **NET EARNINGS** | **41.5** | **193.1** | **64.1** | **-66.8%** | **54.3%** |
| Goodwill Amortization | 31.0 | 31.0 | 31.0 | 0.0% | 0.0% |
| **NET EARNINGS BEFORE GOODWILL AMORTIZATION** | **72.5** | **224.1** | **95.1** | **-57.6%** | **31.1%** |
| Net Earnings/(Losses)/1,000 shares - R$ | 0.08 | 0.36 | 0.12 | -66.8% | 54.2% |
| Net Earnings/(Losses)/ADR - US$ | - | 0.47 | 0.16 | -67.0% | N/A |



# OPERATING PERFORMANCE

## PLANT

**Table 2: Plant Evolution**

| | 1Q01 | 4Q01 | 1Q02 | Var. Quarter | Var. 12 Month |
|---|---|---|---|---|---|
| **Lines Installed (Thous.)** | **9,381** | **10,015** | **10,442** | **4.3%** | **11.3%** |
| Lines Installed Added in Quarter (Thous.) | 426 | 151 | 427 | 182.8% | 0.1% |
| **Lines in Service - LIS (Thous.)** | **7,816** | **8,638** | **8,855** | **2.5%** | **13.3%** |
| *Residential* | *5,574* | *6,281* | *6,489* | *3.3%* | *16.4%* |
| *Non-Residential* | *1,509* | *1,540* | *1,538* | *-0.1%* | *1.9%* |
| *Other (Including PBX)* | *733* | *817* | *828* | *1.3%* | *13.0%* |
| LIS Added in Quarter (Thous.) | 370 | 270 | 217 | -19.6% | -41.3% |
| Average LIS (Thous.) | 7,631 | 8,503 | 8,746 | 2.9% | 14.6% |
| **LIS/100 Inhab.** | **19.7** | **21.5** | **22.0** | **2.3%** | **11.3%** |
| **Utilization Rate** | **83.3%** | **86.3%** | **84.8%** | **-1.4 p.p.** | **1.5 p.p.** |
| **Public Telephones (Thous.)** | **231.5** | **285.7** | **290.3** | **1.6%** | **25.4%** |
| Public Telephones/1,000 Inhab. | 5.8 | 7.1 | 7.2 | 1.4% | 23.3% |
| Public Telephones/100 Lines Installed | 2.47 | 2.85 | 2.78 | -2.6% | 12.7% |
| **Digitization Rate (%)** | **94.1%** | **97.3%** | **98.3%** | **1.0 p.p.** | **4.2 p.p.** |

**Lines installed and in service grew 4.3% and 2.5%, respectively, in the 1Q02**

**At the end of 1Q02, Brasil Telecom had 10,442 thousand lines installed**, 4.3% above the 4Q01. A **total of 427 thousand lines were added to the plant in the 1Q02**, compared to 151 thousand lines in the previous quarter.

**Lines in service at the end of 1Q02 stood at 8,855 thousand lines**, 2.5% above 4Q01. **Net additions (total activations minus cancellations) in the 1Q02 reached 217 thousand lines**, 19.6% below 4Q01. During the quarter, **538 thousand lines were activated,** compared to 642 thousand lines in the 4Q01.

Residential lines accounted for 73.3% of total lines in service at the end of the 1Q02, while non-residential lines and others accounted for 17.4% and 9.3%, respectively. In the 4Q01, residential lines accounted for 72.7% of the total, non-residential 17.8% and other 9.5%.

**Utilization rate**

**Utilization rate reached 84.8% at the end of the 1Q02, 1.4 p.p. below the rate in the 4Q01.**


BrasilTelecom

**Graph 1: Plant Evolution**

| | 1Q01 | 2Q01 | 3Q01 | 4Q01 | 1Q02 |
|---|---|---|---|---|---|
| Lines in Service - LIS (Thous.) | 7,816 | 8,211 | 8,368 | 8,638 | 8,855 |
| Lines Installed (Thous.) | 9,381 | 9,838 | 9,864 | 10,015 | 10,442 |
| Utilization Rate | 83.3% | 83.5% | 84.8% | 86.3% | 84.8% |

**Plant capilarity aligned with goals for new line activation and address change**

The largest increase in lines installed *vis-à-vis* lines in service, and the consequent decrease in utilization rate, reflects Brasil Telecom's strategy of having the capilarity to meet the goal for new line activation within four weeks and the goal for address change in three days.

In order to meet these goals, some factors must be considered: i) demand for new lines; ii) number of lines cancelled; and iii) address change flow.

In the last 5 quarters, Brasil Telecom posted the following quarterly averages:

- 628 thousand activations;
- 346 thousand lines cancellations (voluntary plus non-payment);
- 118 thousand address changes;
- 297 thousand additional lines installed; and
- 282 thousand additional lines in service.

**End of waiting list with line activation in four weeks**

With the decision of not anticipating, for 2001, the universalization goals established for 2003, Brasil Telecom focused efforts on revising the waiting list and mapping the demand for new lines. **In the 1Q02, Brasil Telecom met the goal for new line activation within four weeks and had 40.9 thousand ongoing orders.** With effect, current plant installed is in line with mapped demand.

Out of the quarterly average of 346 thousand lines cancelled, 211 thousand were due to non-payment, reaching a peak of 245 thousand lines in 2Q01 and a minimum of 182 thousand lines in 1Q02. This decrease reflects the positive results of the actions implemented during 2001 (e.g., tele-aviso, tele-cobrança, collection outsourcing and payment of due bills in installments) to tackle bad debt.

Out of the quarterly average of 346 thousand lines cancelled, 135 thousand were voluntary cancellations.


BrasilTelecom

Another key issue in defining capilarity is the number of subscribers that request address change. In the 1Q02, 117 thousand address changes were requested, 34% above the amount observed in the 4Q01 and in line the average of the trailing 5 quarters.

It is important to mention that address changes, line cancellation and subscribers' migration within Brasil Telecom's concession area do not occur linearly.

In view of the objective of the 4-week line installation goal, the criterion to project plant expansion shifted from merely fulfilling the waiting list (where network build out was done throughout of the year) to a format where capacity must already be in place, regardless of when the line was requested.

In conformity with these variables and with the selling model adopted by suppliers (in which it is cheaper to buy a pre-determined amount of capacity rather than a customized amount), Brasil Telecom installed 427 thousand lines in the 1Q02. Therefore, Brasil Telecom has capillarity to meet the 4-week line activation goal, preparing its plant for the 3-week goal for 2003 and 3-week goal for 2004.

With effect, utilization rate should grow beginning in the 2Q02, since expansion of lines installed should be marginal, according to the behavior of demand.

**Graph 2: Lines Activation Evolution (Thousand)**



1,600
1,400
1,200
1,000
800
600
400
200
-
Waitng List (quarter-end)
Gross Activations
Non-payment Cancellations
Address Changes
1,509
642
152
128
1,245
770
245
130
916
549
242
126
190
642
236
87
0
538
182
117
1Q01
2Q01
3Q01
4Q01
1Q02


**290 thousand public telephones in service by the end of 1Q02**

**Brasil Telecom added 4.5 thousand public telephones to the plant in the 1Q02**, reaching 290.3 thousand public phones at the end of 1Q02.



**Digitization rate in 1Q02: 98.3%**

**Digitization rate of the local network at the end of the 1Q02 was 98.3%**, representing an increase of 1.0 p.p. in relation to the rate registered in the 4Q01.

## TRAFFIC

**Table 3: Traffic Evolution**

| | 1Q01 | 4Q01 | 1Q02 | Var. Quarter | Var. 12 Month |
|---|---|---|---|---|---|
| **Local Pulses (Million)** | | | | | |
| Registered | 4,660 | 5,062 | 4,784 | -5.5% | 2.7% |
| Billed | 3,042 | 3,493 | 3,153 | -9.7% | 3.6% |
| Billed/Registered | 65.3% | 69.0% | 65.9% | -3.1 p.p. | 0.6 p.p. |
| **DLD (Million Minutes)** | **1,325** | **1,422** | **1,646** | **15.8%** | **24.3%** |
| **Fixed-Mobile (Million Minutes)** | **943.2** | **1,073.8** | **1,022.6** | **-4.8%** | **8.4%** |
| Billed Pulses/Avg LIS/Month | 132.9 | 136.9 | 120.2 | -12.2% | -9.6% |
| DLD Minutes/Avg LIS/Month | 57.9 | 55.8 | 62.7 | 12.5% | 8.5% |
| Fixed-Mobile Minutes/Avg LIS/Month | 41.2 | 42.1 | 39.0 | -7.4% | -5.4% |
| Local Minutes+DLD/Avg LIS/Month | 342.5 | 333.2 | 317.6 | -4.7% | -7.3% |

**Registered pulses totaled 4,784 million in the 1Q02**

**Registered pulses in the 1Q02 reached 4,784 million,** compared to 5,062 million in 4Q01.

**Billed pulses in the 1Q02 reached 3,153 million,** 9.7% below 4Q01.

This drop can be explained by a change in the classification of local traffic in the Rio Grande do Sul State. According to an Anatel ruling, part of the local traffic in 50 localities should no longer be considered as pulse/*degrau conurbado* (local call between two different municipalities), being classified as intra-sector long-distance. In the 4Q01, exceeding pulses at Rio Grande do Sul branch corresponded, in average, to 27% of Brasil Telecom's total, dropping to 19% in 1Q02.

**Billed pulses represented 65.9% of total registered pulses in the 1Q02**, compared to 69.0% in the 4Q01.

In the 1Q02, Brasil Telecom posted 4.0 pulses/Avg LIS/day, compared to 4.6 in the 4Q01.


BrasilTelecom

**Graph 3: Registered and Billed Pulses (Million)**

| | 1Q01 | 2Q01 | 3Q01 | 4Q01 | 1Q02 |
|---|---|---|---|---|---|
| Billed | 3,042 | 3,455 | 3,469 | 3,493 | 3,153 |
| Registered | 4,660 | 4,892 | 5,058 | 5,062 | 4,784 |
| Billed/Registered | 65.3% | 70.6% | 68.6% | 69.0% | 65.9% |

**DLD traffic**

**Brasil Telecom registered a total of 1,646 million DLD minutes via "DDD 14" in the 1Q02,** 15.8% above the figure registered in the 4Q01. This increase can be explained by the higher market share e by the change in the classification of local traffic in Rio Grande do Sul.

**DLD traffic/Avg. LIS/month reached 62.7 minutes in 1Q02**

**DLD traffic/Avg. LIS/month in the 1Q02 totaled 62.7 minutes, representing an increase of 12.5% in comparison to the 4Q01.**

**DLD market share**

**In the 1Q02, Brasil Telecom registered market share averages of 85.1% in intra-sector calls and of 71.2% in intra-region calls,** representing gains of 1.7 p.p. and 2.7 p.p., respectively, over 4Q01 levels.


BrasilTelecom

**Graph 4: DLD Market Share**


90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
67.0%
80.7%
66.0%
82.7%
66.3%
82.0%
68.5%
83.4%
71.2%
85.1%
1Q01
2Q01
3Q01
4Q01
1Q02
Intra-regional (average)
Intra-sector (average)

**Fixed-mobile traffic totaled 1,023 million minutes in the 1Q02**

***In the 1Q02, Brasil Telecom registered 1,022.6 million fixed-mobile minutes***, against 1,073.8 million minutes in the 4Q01 (-4.8%).

**Fixed-mobile traffic/Avg. LIS/month in the 1Q02 totaled 39.0 minutes**, 7.4% below 4Q01 levels.

**Fixed-mobile traffic breakdown**

**In the 1Q02, 91.7% of total fixed-mobile traffic corresponded to VC-1 calls, while 7.3% and 1.0% corresponded to VC-2 e VC-3 calls, respectively**. In the 4Q01, the breakdown among VC-1, VC-2 and VC-3 calls was 92.2%, 6.9% and 0.9%, respectively.

**Graph 5: Fixed-Mobile Traffic Breakdown (Million)**


1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
-
45.0
42.5
40.0
37.5
35.0
32.5
30.0
9
67
867
9
66
886
10
73
903
10
74
990
10
74
938
1Q01
2Q01
3Q01
4Q01
1Q02
VC-1
VC-2
VC-3
Fixed-Mobile Minutes/Avg LIS/Month (right axis)



# FINANCIAL PERFORMANCE

## REVENUE

**Table 4: Consolidated Gross Revenue (R$ Million)**

| R$ Million | 1Q01 | 4Q01 | 1Q02 | Var. Quarter | Var. 12 Months |
|---|---|---|---|---|---|
| **GROSS REVENUES** | **1,932.6** | **2,241.6** | **2,267.2** | **1.1%** | **17.3%** |
| *Local Service* | *819.2* | *986.7* | *971.2* | *-1.6%* | *18.6%* |
| Installation | 14.4 | 14.7 | 11.1 | -24.7% | -23.4% |
| Basic Subscription | 482.8 | 599.8 | 629.7 | 5.0% | 30.4% |
| Measured Service | 295.2 | 341.3 | 302.2 | -11.5% | 2.3% |
| Lease of Lines | 2.3 | 1.8 | 1.9 | 4.6% | -17.4% |
| Other | 24.5 | 29.0 | 26.4 | -9.0% | 7.8% |
| *Public Telephony* | *88.4* | *77.5* | *79.3* | *2.3%* | *-10.3%* |
| *Long Distance Service* | *240.0* | *288.8* | *303.8* | *5.2%* | *26.6%* |
| Intra-Sector | 178.0 | 213.3 | 229.5 | 7.6% | 29.0% |
| Intra-Region | 61.8 | 75.3 | 74.1 | -1.6% | 19.9% |
| International | 0.2 | 0.2 | 0.1 | -24.2% | -26.3% |
| *Fixed-Mobile Calls* | *413.3* | *487.2* | *489.0* | *0.4%* | *18.3%* |
| VC1 | 356.1 | 416.0 | 413.6 | -0.6% | 16.2% |
| VC2 | 49.3 | 62.2 | 64.9 | 4.4% | 31.6% |
| VC3 | 8.0 | 9.1 | 10.5 | 14.8% | 31.0% |
| *Interconnection* | *184.4* | *202.0* | *186.7* | *-7.6%* | *1.2%* |
| Fixed - Fixed | 139.3 | 156.4 | 143.8 | -8.1% | 3.2% |
| Cellular - Fixed | 45.2 | 45.6 | 42.9 | -5.9% | -5.0% |
| *Lease of Means* | *54.5* | *53.6* | *72.2* | *34.6%* | *32.5%* |
| *Data Communication* | *76.8* | *78.0* | *104.6* | *34.1%* | *36.2%* |
| *Supplementary and Value Added Services* | *45.2* | *64.4* | *56.1* | *-12.9%* | *24.0%* |
| *Other* | *10.6* | *3.4* | *4.4* | *28.1%* | *-58.7%* |
| Deductions | (510.8) | (607.2) | (628.6) | 3.5% | 23.1% |
| **NET REVENUES** | **1,421.8** | **1,634.4** | **1,638.5** | **0.3%** | **15.2%** |

**Gross revenue of R$2,267 million in the 1Q02**

**Gross revenue in the 1Q02 totaled R$2,267.2 million, 1.1% above the 4Q01.** Gross revenue in the 1Q02 was 17.3% higher than in the 1Q01.


BrasilTelecom

**Graph 6: Gross Revenue Breakdown**


4Q01
R$2,242 million
Supplementary and Value-Added Services 2.9%
Data Communication 3.5%
Other 0.2%
Lease of Means 2.4%
Interconnection 9.0%
Local Service 44.0%
Fixed-Mobile Calls 21.7%
Long Distance 12.9%
Public Telephony 3.5%
1Q02
R$2,267 million
Supplementary and Value-Added Services 2.5%
Data Communication 4.6%
Other 0.2%
Lease of Means 3.2%
Interconnection 8.2%
Local Service 42.8%
Fixed-Mobile Calls 21.6%
Long Distance 13.4%
Public Telephony 3.5%

**Local services revenue of R$971 million in the 1Q02**

**Local services revenue in the 1Q02 totaled R$971.2 million,** against R$986.7 million (-1.6%) in the 4Q01. Out of the total, 64.9% comes from basic subscription, 31.1% from measured service, 1.1% from line installation, 0.2% from lease of lines and 2.7% from other services.

**Line installation revenue totaled R$11.1 million in the 1Q02,** R$3.6 million below 4Q01 levels. In the 1Q02, 538 thousand lines were activated. Excluding the 117 thousand address changes and the 45 thousand alternative plans that do not pay installation fee, 376 thousand new lines were activated in the 1Q02 and paid the installation fee.

**Basic subscription revenue in the 1Q02 reached R$629.7 million,** 5.0% above 4Q01 levels. The increase reflects the 2.9% growth in average lines in service and a higher ICMS tax rate in the state of Paraná (to 27% from 25%), where average lines in service grew 3.2% in the 1Q02.

**Measured service revenue was R$302.2 million in the 1Q02,** 11.5% below 4Q01 levels. In addition to seasonal factors, the R$39.1 million drop in the 1Q02 can be traced to the change in local traffic classification in the state of Rio Grande do Sul.

**Other services revenue totaled dropped by R$2.6 million in the 1Q02 to R$26.4 million,** being made up of address change (36% of the total), local collecting calls (54%) and rural telephony (10%). In the 4Q01, this breakdown was address change (30%), local collecting calls (56%) and rural telephony (13%).

**Gross local services revenue/Avg LIS/month in the 1Q02 was R$37.0,** against R$38.7 in the 4Q01.



**Public telephony revenue of R$79 million in the 1Q02**

**Public telephony revenue in the 1Q02 was R$79.3 million**, against R$77.5 million in the 4Q01. In the 1Q02, there was a 7.5% growth in the total number of credits sold compared to the 4Q01. In terms of credits sold per average public telephone in service, the increase was of approximately 1.8%.

**Long distance revenue of R$304 million in the 1Q02**

**Long distance revenue in the 1Q02 was R$303.8 million**, against R$288.8 million (+5.2%) in the 4Q01, as a result of a higher market share and the reclassification of local traffic in the state of Rio Grande do Sul. Out of the DLD revenue in the 1Q02, R$229.5 million comes from intra-sector calls, R$74.1 million from intra-region calls.

**DLD revenue/Avg LIS/month in the 1Q02 was R$11.6 (R$8.8 from intra-sector and R$2.8 from intra-region).** In the 4Q01, DLD revenue/Avg LIS/month was R$11.3 (R$8.3 intra-sector and R$3.0 intra-region).

**Fixed-mobile revenue of R$489 million in the 1Q02**

**Fixed-mobile revenue totaled R$489.0 million in the 1Q02**, 0.4% above 4Q01 levels. The drop of 7.4% in fixed-mobile calls/Avg LIS/month was offset by the 9.8% tariff increase for VC-1 calls and of 8.8% for VC-2 and VC-3 calls, which became effective in February 2002.

**Fixed-mobile revenue was made up of 84.6% in VC-1 calls, and 13.3% in VC-2 and 2.1% in VC-3 calls.**

**Fixed-mobile margin (net fixed-mobile revenue - fixed-mobile interconnection cost) in the 1Q02 was 6.5%**, against 10.1% in the 4Q01, reflecting the 10.6% average increase in the fixed-mobile interconnection tariff (TU-M), which became effective in February 2002.

**Interconnection revenue of R$187 million in the 1Q02**

**Interconnection revenue in the 1Q02 was R$186.7 million,** against R$202.0 million in the 4Q01,reflecting the gain in DLD market share.

**Out of the R$187.7 million total, R$143.8 million comes from fixed-fixed calls interconnection and R$42.9 million from mobile-fixed calls interconnection.**

**Lease of means revenue of R$72 million in the 1Q02**

**Lease of means revenue in the 1Q02 totaled R$72.2 million,** against R$53.6 million (+34.6%) in the 4Q01, reflecting the 6.8% increase in the number of average circuits rented and the 4.0% increase in average revenue per circuit leased.



| | |
|---|---|
| **Data communication revenue of R$105 million in the 1Q02** | **Data communication revenue totaled R$104.6 million in the 1Q02**, 34.1% above 4Q01 levels. This growth can be basically traced to higher revenues form dedicated lines (+R$13.1 million in the 1Q02), circuit switching (+R$4.7 million), *frame relay* (+R$3.9 million) and IP (+R$3.2 million). |
| | **In the 1Q02 24.657 ADSL lines were sold**, against 14,884 in the 4Q01, representing a growth of 65.7%. At the end of 1Q02, Brasil Telecom had sold an accumulated total of 65,067 ADSL lines, of which 54,812 were in service. |
| **Supplementary and value added services** | **Supplementary and value added services revenue totaled R$56.1 million in the 1Q02**, against R$64.4 million in the 4Q01 (-12.9%). The drop can be basically traced to lower number of intelligent services contracted. At the end of 1Q02, total intelligent services contracted (excluding voice mail, which does not generate revenue) was of 2,738 thousand, down from 2,914 thousand at the end of 4Q01. |
| **Net revenue of R$1,639 million in the 1Q02** | **Net revenue in the 1Q02 totaled R$1,638.6 million**, 0.3% higher than in the 4Q01. |
| | **Deductions to gross revenue reached 27.7% in the 1Q02**, 0.6 p.p. above 4Q01 levels. The greater percentage of deductions is due to the lower share of interconnection revenues (drop of 0.8 p.p. in the 1Q02) and to the increase in ICMS tax rate in the states of Paraná (to 27% form 25%) and Acre (to 25% from 17%). |
| **Net revenues/Avg LIS/month of R$62.4 in the 1Q02** | **Net revenues/Avg LIS/month of R$62.4 in the 1Q02.** |



## COSTS AND EXPENSES

### Table 5: Consolidated Operating Costs and Expenses (R$ Million)

| R$ Million | 1Q01 | 4Q01 | 1Q02 | Var. Quarter | Var. 12 Months |
|---|---|---|---|---|---|
| **NET REVENUES** | **1,421.8** | **1,634.4** | **1,638.5** | **0.3%** | **15.2%** |
| *Costs* | *(986.8)* | *(1,018.2)* | *(1,048.0)* | *2.9%* | *6.2%* |
| Personnel | (49.6) | (42.8) | (41.7) | -2.6% | -15.9% |
| Materials | (23.4) | (20.2) | (19.4) | -3.7% | -17.1% |
| Subcontracted Services | (418.5) | (438.7) | (471.4) | 7.5% | 12.6% |
| Interconnection | (295.9) | (342.4) | (353.8) | 3.3% | 19.6% |
| Other | (122.5) | (96.3) | (117.6) | 22.1% | -4.1% |
| Depreciation and Amortization | (446.8) | (462.2) | (465.4) | 0.7% | 4.2% |
| Other | (48.6) | (54.4) | (50.1) | -7.8% | 3.2% |
| **GROSS PROFIT** | **435.0** | **616.1** | **590.5** | **-4.2%** | **35.8%** |
| *Sales Expenses* | *(88.2)* | *(103.5)* | *(115.7)* | *11.9%* | *31.2%* |
| Personnel | (35.2) | (29.3) | (24.4) | -16.9% | -30.7% |
| Materials | (0.8) | (0.4) | (0.4) | -13.6% | -57.3% |
| Subcontracted Services | (50.3) | (70.7) | (87.9) | 24.3% | 74.7% |
| Advertising and Marketing | (25.0) | (36.6) | (31.7) | -13.3% | 27.2% |
| Other | (25.3) | (34.1) | (56.1) | 64.5% | 121.5% |
| Depreciation and Amortization | (1.2) | (1.0) | (1.0) | 0.4% | -20.9% |
| Other | (0.7) | (2.1) | (2.2) | 4.5% | 193.5% |
| *General and Administrative Expenses* | *(96.5)* | *(119.3)* | *(118.5)* | *-0.7%* | *22.8%* |
| Personnel | (28.1) | (31.9) | (34.7) | 9.1% | 23.7% |
| Materials | (2.0) | (1.9) | (0.7) | -61.8% | -64.0% |
| Subcontracted Services | (61.5) | (81.0) | (75.8) | -6.4% | 23.3% |
| Depreciation and Amortization | (3.4) | (2.4) | (3.5) | 43.3% | 2.0% |
| Other | (1.5) | (2.2) | (3.8) | 75.9% | 148.7% |
| *Information Technology* | *(37.1)* | *(40.3)* | *(44.7)* | *10.9%* | *20.4%* |
| Personnel | (7.2) | (3.6) | (5.2) | 44.0% | -27.9% |
| Materials | (0.2) | (1.1) | (0.3) | -75.0% | 28.2% |
| Subcontracted Services | (14.6) | (10.7) | (11.9) | 11.3% | -18.5% |
| Depreciation and Amortization | (7.5) | (10.3) | (12.4) | 20.0% | 64.2% |
| Other | (7.5) | (14.6) | (14.9) | 2.6% | 98.3% |
| *Provisions and Losses* | *(51.2)* | *(77.1)* | *(83.3)* | *8.0%* | *62.5%* |
| Doubtful Accounts | (62.2) | (64.3) | (65.1) | 1.4% | 4.7% |
| Contingencies | 11.0 | (12.8) | (18.1) | 41.4% | -264.9% |
| *Lay-Offs* | *(9.4)* | *(42.2)* | - | *-100.0%* | *-100.0%* |
| *Other Operating Expenses/Revenues* | *11.1* | *61.2* | *27.2* | *-55.6%* | *145.6%* |
| **OPERATING PROFIT BEFORE** | **163.5** | **294.9** | **255.5** | **-13.4%** | **56.3%** |
| (+) Depreciation & Amortization | (458.9) | (475.9) | (482.2) | 1.3% | 5.1% |
| **(=) EBITDA** | **622.4** | **770.9** | **737.7** | **-4.3%** | **18.5%** |
| **EBITDA Margin** | **43.8%** | **47.2%** | **45.0%** | **-2.1 P.P.** | **1.2 P.P.** |

| | 1Q01 | 4Q01 | 1Q02 | Var. Quarter | Var. 12 Months |
|---|---|---|---|---|---|
| ***Costs & Operating Expenses*** | ***(799.3)*** | ***(863.5)*** | ***(900.8)*** | ***4.3%*** | ***12.7%*** |
| Personnel | (120.1) | (107.6) | (106.0) | -1.5% | -11.7% |
| Materials | (26.5) | (23.6) | (20.8) | -11.9% | -21.6% |
| Subcontracted Services | (223.9) | (222.0) | (261.3) | 17.7% | 16.7% |
| Interconnection | (295.9) | (342.4) | (353.8) | 3.3% | 19.6% |
| Advertising & Marketing | (25.0) | (36.6) | (31.7) | -13.3% | 27.2% |
| Provisions & Losses | (51.2) | (77.1) | (83.3) | 8.0% | 62.5% |
| Lay-offs | (9.4) | (42.2) | - | -100.0% | -100.0% |
| Other | (47.3) | (12.0) | (43.9) | 266.1% | -7.3% |
| **EBITDA** | **622.4** | **770.9** | **737.7** | **-4.3%** | **18.5%** |



**Operating costs and expenses totaled R$1,383 million in the 1Q02**

**Operating costs and expenses** (including depreciation) **in the 1Q02 reached R$1,383.0 million**, against R$1,339.4 million in the 4Q01.

**Cash cost** (operating costs and expenses, excluding depreciation) **in the 1Q02 was R$900.8 million**, against R$863.5 million (+4.3%) in the 4Q01.

**Cash cost/Avg LIS/month reached R$34.3 in the 1Q02**, 1.4% above the 4Q01 (R$33.9).

**Graph 7: Operating Costs and Expenses Breakdown (Excluding Depreciation)**



**4Q01**
**R$864 million**

**1Q02**
**R$901 million**



Provisions & Losses 9.5%
Other 6.5%
Personnel 12.9%
Materials 3.1%
Lay-Offs 4.5%
Advertising & Marketing 3.9%
Subcontracted Services 22.4%
Interconnection 37.2%
Provisions & Losses 9.2%
Lay-Offs 0.0%
Other 4.9%
Personnel 11.8%
Materials 2.3%
Advertising & Marketing 3.5%
Subcontracted Services 29.0%
Interconnection 39.3%


**Personnel**

**Personnel costs and expenses in the 1Q02 totaled R$106.0 million**, 1.5% below the R$107.6 million in the 4Q01.

**Net headcount reduction of 776 employees in the 1Q02**

**A Brasil Telecom S.A. ended 1Q02 with 7,101 own employees**, against 7,877 at the end of 4Q01, representing a net headcount reduction of 776 employees.

Out of the 7,101 employees, 35% were allocated in network, 24% in commercial, 20% in G&A, 7% in IT and 14% in expansion. In the 4Q01, this breakdown was: 38% network, 26% commercial, 19% G&A, 4% IT and 13% in expansion.

**Productivity of 1,247 LIS per employee at the end of 1Q02**

**Brasil Telecom S.A. ended 1Q02 with a productivity indicator of 1,247 LIS/employee**, against 1,097 (+13.7%) in the 4Q01.


BrasilTelecom

**Graph 8: LIS/Employee**

| | 1Q01 | 2Q01 | 3Q01 | 4Q01 | 1Q02 |
|---|---|---|---|---|---|
| Employees | 10,621 | 10,440 | 9,451 | 7,877 | 7,101 |
| Lines in Service | 7,816 | 8,211 | 8,368 | 8,638 | 8,855 |
| LIS/Employee | | | | 1,097 | 1,247 |

**Material costs and expenses**

**Material costs and expenses reached R$20.8 million in the 1Q02,** against R$23.6 million in the 4Q01 (-11.9%).

**Subcontracted services costs and expenses**

**Subcontracted services costs and expenses (excluding *interconnection and advertising&marketing*) reached R$261.4 million in the 1Q02**, against R$222.0 million (+17.8%) in the 4Q01.

**Advertising and marketing expenses totaled R$31.7 million in the 1Q02**, 13.3% lower than the R$36.6 million in the 4Q01. Advertising and marketing expenses represented 1.9% of net revenues, down from 2.2% in the 4Q01.

**The major items that contributed to the increase in subcontracted services costs and expenses were**; (i) the R$18 million increase in call center expenses, since this was the first full quarter after Brasil Telecom subcontracted its call centers activities; (ii) the R$17 million increase in plant maintenance costs, with the growth of lines installed and in service and tighter quality goals; and (iii) the R$2 million increase in public services expenses/costs (i.e., energy, water and sewerage).

**Interconnection costs of R$354 million in the 1Q02**

**Interconnection costs in the 1Q02 reached R$353.8 million, against R$342.4 million in the 4Q01 (+3.3%)**, reflecting the 10.6% average increase in fixed-mobile interconnection tariff (TU-M), which became effective in February 2002.

In the 1Q02, 93.1% of interconnection costs can be traced to fixed-mobile calls and 6.9% to fixed-fixed calls, compared to 90.1% and 6.5%, respectively, in the 4Q01.

**Fixed-mobile interconnection costs rose 3.3% in the 1Q03** due to the increase of the TU-M.



**Contingencies**

**Brasil Telecom posted provisions for contingencies of R$18.1 million in the 1Q02**, against R$12.8 million in the 4Q01. The increase reflects the monetary restatement of existing provisions and to the fact that the balance at the end of the 4Q01 included a reversion of R$5.4 million in tax contingencies.

**Bad debt stable at 2.9% of gross revenue**

**Brasil Telecom recorded losses with accounts receivables (provisions for doubtful credits + effective losses) in the amount of R$65.1 million in the 1Q02 (or 2.9% of gross revenues),** stable when compared to 4Q01 levels.

**Graph 9: Losses With Accounts Receivables**


Provision for Doubtful Credit (R$ Million)
Effective Losses (R$ Million)
Bad Debt+Losses (% GR)
160
140
120
100
80
60
40
20
0
7%
6%
5%
4%
3%
2%
1%
0%
3.2%
6.1%
3.2%
2.9%
2.9%
8.0
59.3
7.0
13.9
5.5
54.2
68.1
62.8
50.3
59.6
1Q01
2Q01
3Q01
4Q01
1Q02

**Effective losses**

**Effective losses in the 1Q02 totaled R$59.6 million**, against R$50.3 million in the 4Q01 (+18.5%). **Effective losses reached 2.6% of gross revenue in the 1Q02**. In the 4Q01, effective losses were 2.2% of gross revenue and reflect the yearend campaign to recover losses, combined with the payment of the 13th monthly salary.

At the end of 1Q02, the gross amount of accounts receivables was R$1,478.2 million, or R$1,329.1 million net of provision for bad debt.

**Table 6: Gross Accounts Receivables**

| Accounts Receivables (Gross) | Mar/01 | Jun/01 | Sep/01 | Dec/01 | Mar/02 |
|---|---|---|---|---|---|
| **Total (R$ Million)** | **1,203.2** | **1,221.7** | **1,308.4** | **1,374.5** | **1,478.2** |
| Due | 59.9% | 61.9% | 58.0% | 56.5% | 56.3% |
| Overdue (up to 30 days) | 19.6% | 17.0% | 20.3% | 20.9% | 18.3% |
| Overdue (between 30-60 days) | 6.6% | 7.0% | 6.8% | 7.8% | 9.1% |
| Overdue (between 61-90 days) | 4.2% | 3.8% | 4.6% | 4.7% | 4.7% |
| Overdue (over 90 days) | 9.7% | 10.3% | 10.2% | 10.0% | 11.6% |



**In the 1Q02, Brasil Telecom cancelled, due to non-payment, 181.8 thousand lines, 22.8% lower than in the 4Q01**. In addition, other indicators showed improvement:

- The number of lines totally disconnected, as a percentage of total disconnection notices sent out, dropped 4.6 p.p. in the 1Q02 to 21.0%;
- The number of lines cancelled, as a percentage of total disconnection notices sent out, dropped 12.2 p.p. to 27.1%;
- The number of lines cancelled as a percentage of average lines in service dropped 0.7 p.p. in the 1Q02.

**Table 7: Cancellation of Lines**

| | 1Q01 | 2Q01 | 3Q01 | 4Q01 | Jan/02 | Feb/02 | Mar/02 | 1Q02 | 1Q02/4Q01 |
|---|---|---|---|---|---|---|---|---|---|
| (A) Partial disconnection notice | **4,861,625** | **5,059,858** | **5,748,232** | **6,565,208** | 1,849,277 | 2,955,945 | 2,463,708 | **7,268,930** | 10.7% |
| (B) Partial disconnection | **1,766,992** | **2,047,045** | **2,226,835** | **2,401,821** | 740,123 | 882,287 | 1,012,707 | **2,635,117** | 9.7% |
| B/A | **36.3%** | **40.5%** | **38.7%** | **36.6%** | 40.0% | 29.8% | 41.1% | **36.3%** | -0.3 p.p. |
| (C) Total disconnection notice | **1,287,675** | **1,570,291** | **1,362,856** | **2,345,850** | 868,572 | 975,962 | 1,351,926 | **3,196,460** | 36.3% |
| (D) Total disconnection | **487,412** | **548,095** | **519,334** | **600,707** | 171,497 | 162,921 | 337,681 | **672,099** | 11.9% |
| D/C | **37.9%** | **34.9%** | **38.1%** | **25.6%** | 19.7% | 16.7% | 25.0% | **21.0%** | -4.6 p.p. |
| (E) Cancellation notice | **151,964** | **245,259** | **241,767** | **235,538** | 46,848 | 85,660 | 49,325 | **181,833** | -22.8% |
| E/D | **31.2%** | **44.7%** | **46.6%** | **39.2%** | 27.3% | 52.6% | 14.6% | **27.1%** | -12.2 p.p. |
| (F) Average Lines in Service | **7,630,920** | **8,013,430** | **8,289,541** | **8,502,894** | 8,706,590 | 8,787,602 | 8,827,395 | **8,746,384** | 2.9% |
| E/F | 2.0% | **3.1%** | **2.9%** | **2.8%** | 0.5% | 1.0% | 0.6% | **2.1%** | -0.7 p.p. |
| Negativation | **125,447** | **398,408** | **396,461** | **323,277** | 59,811 | 79,226 | 93,079 | **232,116** | -28.2% |

**Other operating costs and expenses of R$44 million in the 1Q02**

**Other operating costs and expenses of R$43.9 million in the 1Q02**, against R$12.0 million in the 4Q01.

The increase compared to 4Q01 can be basically explained by the following factors:

- In the 4Q01, Brasil Telecom reverted R$9.9 million in the complementary provision for Telepar Brasil Telecom's pension fund, which was incorporated by TCSPREV (Brasil Telecom's pension fund);
- Still in the 4Q01, Brasil Telecom posted R$10.0 million in tax recovery.

**Adjusted cash cost/Avg LIS/month of R$33.6 in the 1Q02**

In the 1Q02, cash cost was impacted by provisions for contigencies of R$18.1 million, while in the 4Q01, it was impacted by the following itens: a) lay-off expenses (R$42.2 million); b) provision for contingencies (R$12.8 million); and c) a R$9.9 million reversion of the complementary provision for Telepar Brasil Telecom's pension fund.

**As a result, adjusted cash cost in the 1Q02 was R$882.7 million,** against R$818.4 million in the 4Q01.

**Adjusted cash cost/Avg LIS/month in the 1Q02 reached R$33.6,** against R$32.1 in the 4Q01.



## EBITDA

**Table 8: EBITDA Margin – Gains and Losses (R$ Million and %)**

| R$ Million | 4Q01 | Vertical | 1Q02 | Vertical | Impact on EBITDA |
|---|---|---|---|---|---|
| **NET REVENUES** | **1,634.4** | **100.0%** | **1,638.5** | **100.0%** | |
| ***Costs*** | ***(556.0)*** | ***-34.0%*** | ***(582.6)*** | ***-35.6%*** | **-1.5 p.p.** |
| Personnel | (42.8) | -2.6% | (41.7) | -2.5% | 0.1 p.p. |
| Materials | (20.2) | -1.2% | (19.4) | -1.2% | 0.0 p.p. |
| Subcontracted Services | (438.7) | -26.8% | (471.4) | -28.8% | -1.9 p.p. |
| Interconnection | (342.4) | -20.9% | (353.8) | -21.6% | -0.6 p.p. |
| Other | (96.3) | -5.9% | (117.6) | -7.2% | -1.3 p.p. |
| Other | (54.4) | -3.3% | (50.1) | -3.1% | 0.3 p.p. |
| ***Sales Expenses*** | ***(102.5)*** | ***-6.3%*** | ***(114.7)*** | ***-7.0%*** | **-0.7 p.p.** |
| Personnel | (29.3) | -1.8% | (24.4) | -1.5% | 0.3 p.p. |
| Materials | (0.4) | 0.0% | (0.4) | 0.0% | 0.0 p.p. |
| Subcontracted Services | (70.7) | -4.3% | (87.9) | -5.4% | -1.0 p.p. |
| Advertising and Marketing | (36.6) | -2.2% | (31.7) | -1.9% | 0.3 p.p. |
| Other | (34.1) | -2.1% | (56.1) | -3.4% | -1.3 p.p. |
| Other | (2.1) | -0.1% | (2.2) | -0.1% | 0.0 p.p. |
| ***General and Administrative Expenses*** | ***(116.9)*** | ***-7.2%*** | ***(115.0)*** | ***-7.0%*** | **0.1 p.p.** |
| Personnel | (31.9) | -1.9% | (34.7) | -2.1% | -0.2 p.p. |
| Materials | (1.9) | -0.1% | (0.7) | 0.0% | 0.1 p.p. |
| Subcontracted Services | (81.0) | -5.0% | (75.8) | -4.6% | 0.3 p.p. |
| Other | (2.2) | -0.1% | (3.8) | -0.2% | -0.1 p.p. |
| ***Information Technology*** | ***(30.0)*** | ***-1.8%*** | ***(32.3)*** | ***-2.0%*** | **-0.1 p.p.** |
| Personnel | (3.6) | -0.2% | (5.2) | -0.3% | -0.1 p.p. |
| Materials | (1.1) | -0.1% | (0.3) | 0.0% | 0.1 p.p. |
| Subcontracted Services | (10.7) | -0.7% | (11.9) | -0.7% | -0.1 p.p. |
| Other | (14.6) | -0.9% | (14.9) | -0.9% | 0.0 p.p. |
| ***Provisions and Losses*** | ***(77.1)*** | ***-4.7%*** | ***(83.3)*** | ***-5.1%*** | **-0.4 p.p.** |
| Doubtful Accounts | (64.3) | -3.9% | (65.1) | -4.0% | 0.0 p.p. |
| Contingencies | (12.8) | -0.8% | (18.1) | -1.1% | -0.3 p.p. |
| ***Lay-Offs*** | ***(42.2)*** | ***-2.6%*** | **-** | ***0.0%*** | **2.6 p.p.** |
| ***Other Operating Expenses/Revenues*** | ***61.2*** | ***3.7%*** | ***27.2*** | ***1.7%*** | **-2.1 p.p.** |
| **EBITDA** | **770.9** | **47.2%** | **737.7** | **45.0%** | **-2.1 p.p.** |

| R$ Million | 4Q01 | Vertical | 1Q02 | Vertical | Impact on EBITDA |
|---|---|---|---|---|---|
| **Operating Costs/Expenses[1]** | **(863.5)** | **-52.8%** | **(900.8)** | **-55.0%** | **-2.1 p.p.** |
| Personnel | (107.6) | -6.6% | (106.0) | -6.5% | 0.1 p.p. |
| Materials | (23.6) | -1.4% | (20.8) | -1.3% | 0.2 p.p. |
| Subcontracted Services | (222.0) | -13.6% | (261.3) | -15.9% | -2.4 p.p. |
| Interconnection | (342.4) | -20.9% | (353.8) | -21.6% | -0.6 p.p. |
| Advertising and Marketing | (36.6) | -2.2% | (31.7) | -1.9% | 0.3 p.p. |
| Doubtful Accounts | (64.3) | -3.9% | (65.1) | -4.0% | 0.0 p.p. |
| Other + Lay-Offs | (67.1) | -4.1% | (62.0) | -3.8% | 0.3 p.p. |
| **EBITDA** | **770.9** | **47.2%** | **737.7** | **45.0%** | **-2.1 p.p.** |

[1] Excluding depreciation and amortization.

**EBITDA totaled R$738 million in the 1Q02**

**Brasil Telecom reported EBITDA of R$737.7 million in the 1Q02.**

**EBITDA margin of 45.0% in the 1Q02**

**Brasil Telecom reprted an EBITDA margin of 45.0%.**



| | |
|---|---|
| **Adjusted EBITDA margin of 46.1% in the 1Q02** | **Adjusting EBITDA margin to the same itens that impacted cash cost, adjusted EBITDA margin in the 1Q02 was 46.1%.** |
| **EBITDA margin without interconnection cost was 57.4% in the 1Q02** | **EBITDA margin, excluding the interconnection costs from net revenue, was 57.4% in the 1Q02.** |

## FINANCIAL RESULT

| | |
|---|---|
| **Brasil Telecom posted net financial expenses of R$206 million in the 1Q02, including R$80 million in Interest on Own Equity** | **Brasil Telecom posted a 1Q02 net financial expenses of R$205.8 million.**<br><br>Financial expenses in the 1Q02 totaled R$231.0 million, of which R$80.1 million in Interest on Own Equity. Excluding Interest on Own Equity, net financial result was a negative R$125.7 million.<br><br>Financial revenue in the 1Q02 was R$25.5 million. |

## OTHER ITEMS

| | |
|---|---|
| **Reconstituted CRT goodwill** | **In the 1Q02, the Company amortized R$31.0 million in reconstituted goodwill from the CRT acquisition** (which has no impact on cash flow), accounted for as non-operating expenses. |



## INDEBTEDNESS

**Table 9: Indebtedness (R$ Thousand)**

| R$ Thousand | Currency | Cost | Due Term | % Total | Balance Mar/02 |
|---|---|---|---|---|---|
| **Short Term** | | | | **14.2%** | **563,413** |
| Private Debentures (BTP) | R$ | CDI | jul/2006 | | 37,039 |
| Inter Company | US$ | 1.75% p.a. | jul/2014 | | 7,047 |
| BNDES | R$ | TJLP + 3.85% p.a. | dec/2007 | | 316,681 |
| BNDES | R$ | TJLP + 3.85% p.a. | oct/2007 | | 76,869 |
| BNDES | R$ | 3.85%p.a. + 8.96% p.a. | nov/2007 | | 10,859 |
| BRDE | R$ | IGP-M+12.0% p.a. | sep/2006 | | 4,695 |
| Financial Institutions I | US$ | 15.50% p.a. | jun/2002-jun/2003 | | 25,597 |
| Financial Institutions II | US$ | Lib6 + 4.0% p.a. | jun/2002-mar/2006 | | 57,412 |
| Financial Institutions III | US$ | Lib6 + 2.4% p.a. | dec/2005 | | 8,720 |
| Financial Institutions IV | US$ | Lib6 + 0.5% p.a. | jul/2008-jul/2010 | | 9,204 |
| Suppliers | R$ | Lib6 + 11.0% p.a. | nov/2002 | | 995 |
| Suppliers I | US$ | Lib3 + 2.95% p.a. | jun/2007 | | 119 |
| Suppliers II | US$ | 10.25% p.a. | sep/2002 | | 1,343 |
| Suppliers III | US$ | 1.75% p.a. | feb/2014 | | 177 |
| Hedge Adjust | | | | | 6,657 |
| **Long Term** | | | | **85.8%** | **3,413,323** |
| Private Debentures (BTP) | R$ | CDI | jul/2006 | | 1,300,000 |
| Inter Company | US$ | 1.75% p.a. | jul/2014 | | 74,997 |
| BNDES | R$ | TJLP + 3.85% p.a. | dec/2007 | | 1,501,931 |
| BNDES | R$ | TJLP + 3.85% p.a. | oct/2007 | | 327,866 |
| BNDES | R$ | 3.85%p.a. + 8.96% p.a. | nov/2007 | | 47,463 |
| BRDE* and Others | R$ | IGP-M+12.0% p.a. | sep/2006 | | 18,923 |
| Financial Institutions I | US$ | 15.50% p.a. | jun/2002-jun/2003 | | 23,236 |
| Financial Institutions II | US$ | Lib6 + 4.0% p.a. | jun/2002-mar/2006 | | 29,875 |
| Financial Institutions III | US$ | Lib6 + 2.4% p.a. | dec/2005 | | 24,895 |
| Financial Institutions IV | US$ | Lib6 + 0.5% p.a. | jul/2008-jul/2010 | | 60,232 |
| Suppliers I | US$ | Lib3 + 2.95% p.a. | jun/2007 | | 2,024 |
| Suppliers IV | US$ | 1.75% p.a. | feb/2014 | | 1,882 |
| **Total Debt** | | | | **100.0%** | **3,976,736** |

**Brasil Telecom S.A. ended 1Q02 with a net debt of R$3,773 million**

**Brasil Telecom S.A. ended 1Q02 with a net debt of R$3,772.6 million**, against R$3,703.9 million at the end of 4Q01. Total debt was R$3,976.7 million at the end of 1Q02, of which R$563.4 million in the short term and R$3,413.3 million in the long term.

**Out of total debt at the end of 1Q02, R$333.4 million (or 8.4%) was US$-denominated**. Brasil Telecom S.A. had hedging mechanisms for 53% of total US$-debt. For the short term US$-debt, Brasil Telecom S.A. had hedge mechanisms for 100% of it.

**It is important to note that, out of the total debt at the end of 1Q02, Brasil Telecom S.A. had R$1,419.1 million in intercompany debt with Brasil Telecom Participações S.A., of which:**

- R$1,337.0 million (R$37.0 million of which in the short term) refer to private debentures;
- R$82.0 million (R$7.0 million of which in the short term) refers to intercompany loans.

**Net debt/equity of 34% at the end of 1Q02**

**Net debt/equity ratio at the end of 1Q02 was of 55.1%**, against 55.0% at the end of 4Q01. Excluding the intercompany debt with **Brasil Telecom Participações S.A.**, net debt/equity stood at 34,3% at the end of 1Q02.



## INVESTMENTS

**Investments in the 1Q02 totaled R$436 million**

**Brasil Telecom invested R$436.2 million in the 1Q02**, against R$825.9 million in the 4Q01.

**Table 10: Investment Breakdown (R$ Million)**

| | 1Q01 | 4Q01 | 1Q02 | Var. Quarter | Var. 12 Months |
|---|---|---|---|---|---|
| **Network** | **531.4** | **565.4** | **268.5** | -52.5% | -49.5% |
| Access Network | 246.1 | 321.9 | 85.4 | -73.5% | -65.3% |
| Switching | 98.1 | 69.8 | 60.9 | -12.8% | -37.9% |
| Transmission | 105.7 | 80.7 | 51.2 | -36.6% | -51.6% |
| Data and Intelligent Network | 19.7 | 80.8 | 40.5 | -49.9% | 105.5% |
| Infra-Structure | 61.9 | 12.2 | 30.6 | 150.1% | -50.6% |
| **Public Telephony** | **16.2** | **4.7** | **7.4** | 56.2% | -54.2% |
| **Expansion Financial Expenses** | **55.9** | **55.6** | **21.0** | -62.3% | -62.5% |
| **Expansion Personnel** | **25.5** | **32.9** | **27.3** | -17.0% | 7.1% |
| **Information Technology** | **25.4** | **97.2** | **64.7** | -33.4% | 155.1% |
| **Other** | **65.3** | **70.1** | **47.3** | -32.5% | -27.5% |
| **Total** | **719.6** | **825.9** | **436.2** | **-47.2%** | **-39.4%** |

**Investments of R$269 million in plant expansion and modernization in the 1Q02**

**Brasil Telecom invested R$268.5 million in the 1Q02 in the expansion and modernization of the network**, or 61.6% of the total investment in the quarter, against 68.5% in the 4Q01.



# BALANCE SHEET

**Table 11: Consolidated Balance Sheet (R$ Million)**

| R$ Million | Mar/02 | Dec/01 |
|---|---|---|
| **CURRENT ASSETS** | **2,079.5** | **2,088.2** |
| Cash and Equivalents | 204.1 | 331.4 |
| Accounts Receivables (Net) | 1,331.3 | 1,234.8 |
| Recoverable Taxes | 333.9 | 310.0 |
| Ohter Recoverable Amounts | 148.8 | 165.6 |
| Iventory | 4.9 | 8.4 |
| Other | 56.5 | 38.1 |
| **LONG TERM ASSETS** | **1,028.0** | **989.0** |
| Loans and Financing | 5.2 | 5.2 |
| Deferred and Recoverable Taxes | 654.1 | 665.8 |
| Other | 368.8 | 318.0 |
| **PERMANENT ASSETS** | **10,897.0** | **10,979.0** |
| Investment (Net) | 77.8 | 68.9 |
| Property, Plant and Equipment (Net) | 10,268.6 | 10,333.9 |
| Property, Plant and Equipment (Gross) | 23,064.8 | 22,706.2 |
| Accumulated Depreciation | (12,796.1) | (12,372.3) |
| Deffered Assets (Net) | 550.6 | 576.2 |
| **TOTAL ASSETS** | **14,004.5** | **14,056.1** |
| | | |
| **CURRENT LIABILITIES** | **2,638.8** | **2,673.7** |
| Loans and Financing | 563.4 | 530.7 |
| Suppliers | 1,111.6 | 1,210.7 |
| Taxes and Contributions | 309.9 | 280.8 |
| Dividends Payable | 297.8 | 280.9 |
| Provisions | 101.8 | 105.1 |
| Salaries and Benefits | 91.6 | 91.7 |
| Consignment for Third Parties | 80.9 | 83.8 |
| Other | 81.9 | 90.1 |
| **LONG TERM LIABILITIES** | **4,498.8** | **4,498.9** |
| Loans and Financing | 3,413.3 | 3,504.5 |
| Provisions | 776.3 | 764.2 |
| Other | 309.1 | 230.3 |
| **DEFERRED INCOME** | **10.5** | **11.0** |
| **SHAREHOLDERS´ EQUITY & FUND FOR CAPITALIZATION** | **6,856.5** | **6,872.5** |
| Capital Stock | 3,335.8 | 3,296.2 |
| Capital Reserves | 1,607.7 | 1,647.3 |
| Profit Reserves | 251.2 | 251.2 |
| Retained Earnings | 1,711.4 | 1,729.7 |
| Treasury Shares | (57.8) | (60.1) |
| Funds for Capitalization | 8.2 | 8.2 |
| **TOTAL LIABILITIES** | **14,004.5** | **14,056.1** |



## RECENT DEVELOPMENTS

**Brasil Telecom S.A. joins Level 1 of Corporate Governance at Bovespa**

Brasil Telecom S.A.'s Board of Directors approved, on March 27, 2002, that the Company joins the Level 1 Corporate Governance Classification at Bolsa de Valores de São Paulo - Bovespa. **Brasil Telecom S.A. and its holding company Brasil Telecom Participações S.A. will be the first companies in the telecommunications sector to adopt the Differentiated Practices of Corporate Governance – Level 1, reinforcing its policy of transparency and focus on shareholders' value.** The event that will mark the entry of the companies in the Level 1 will take place on May 9th, 2002, at 9:45 a.m., at the Bovespa headquarters.

**Issuance of R$500 million in debentures**

**Brasil Telecom S.A. issued a total of R$500 million in non-convertible debentures on May 1st, 2002.** The debentures are due May 1st, 2004. The bearing interest rate of the debentures is of 109% of the CDI.

**Ratings**

**On April 4th, *rating* agency Fitch assigned Brasil Telecom S.A. a "BBB-" international rating in local currency.** Fitch highlighted that the rating reflects "the company's position as the leading provider of fixed-line telecommunications services within its concession area, relatively low cash flow volatility from its local-exchange business, and manageable debt exposure to currency risk."

On April 9th, 2002, Standard & Poor's commented Brasil Telecom S.A.'s 2001 financial results.

To see the full reports, visit:
www.brasiltelecom.com.br/rinew/bs_other.asp

**Brasil Telecom launches VPN Fácil: the first seamless service in Brazil**

Brasil Telecom launched VPN Fácil, highlighting a new era in the telecom universalization process – IP Services. This is the first corporate communications service in Latin America using the seamless concept. This concept allows interconnecting addresses in different places of the country or of the world, using any telecom operator, creating Virtual Private Networks (VPNs), with the ADSL technology. For example, clients with addresses in Curitiba, São Paulo, Rio de Janeiro and New York will be able to interconnect as they were in one single locality, with quality and associate security.

The commercialization of ADSL modems and the installation services will be transferred to a network associated partners, allowing that new companies be powered with this model. Brasil Telecom presented the VPN Fácil at Telexpo (March 19/23, 2001), interconnecting spots in São Paulo, Brasília, Curitiba, Rio de Janeiro and Nova York. The service became active on April 2nd, 2002 and shall be contracted thru the Internet, at www.vpnfacil.com.br, for any national or international covered by ADSL.

**Ordinary shareholders meeting**

The April 29th, 2002 Ordinary shareholders meeting approved the management's proposal for the appropriation of profits and distribution of dividend/interest on own equity distribution for fiscal year 2001. **The amount of dividend/interest on own equity to common chares was R$88,066,429.68 and of R$108,878,570.32 to the preferred shares.** Dividends/interest on own equity approved in the


BrasilTelecom

meeting will be paid until June 30th, 2002.

**Board of Directors**

In this same meeting, Mr. Ludgero José Pattaro, appointed by Telecom Italia, was elected as a Board Member, with mandate up to the Ordinary shareholders meeting of 2005.

## QUALITY GOALS

**Table 12: Quality Goals Achieved**

| Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Jan/02 | Feb | Mar |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 32 | 34 | 34 | 34 | 34 | 35 | 34 | 34 | 35 | 35 | 33 | 33 | 32 |

**Tighter quality goals**

**Brasil Telecom was the first wireline company to meet all 35 quality goals, in August 2001, and has repeated this bechmark in November and December as well.**

Beginning December 31, 2001, some quality goals became stricter. Among them:

- Completion rate of DLD calls – to 60% from 65%;
- Rate of DLD calls not completed due to network congestion – to 5% from 6%;
- Rate of repair per 100 LIS – from 3 to 2.5 repairs.

In the 1Q02, Brasil Telecom met 33 goals in January and Bebruary and 32 in March.



# STOCK MARKET

**TEPR4 ends 1Q02 traded at R$13.20/1,000 shares**

**Brasil Telecom S.A. preferred shares traded at the Bovespa (TEPR4) remained stable over 4Q01 levels, ending the 1Q02 traded at R$13.20/1,000 shares, against a drop of 2.38% of the Ibovespa in the same period.** Common shares (TEPR3) ended 1Q02 traded at R$10.00/1,000 shares, 5.0% below 4Q01's closing.

**Since the privatization of the Telebrás System on July 29th, 1998 until March 28th, 2002, TEPR4 and TEPR3 shares have appreciated 30.1% and 54.3%, respectively**, against an appreciation of 25.7% of the Ibovespa in the same period.

**BTM end 1Q02 traded at US$17.35/ADR**

On November 16th, 2001, Brasil Telecom S.A. listed its level II ADR on the NYSE under the ticker "**BTM**". Each ADR represents 3,000 preferred shares, without face value. Brasil Telecom S.A.'s ADR posted a drop of 2.3% in the 1Q02, ending the quarter at US$17.35/ADR, against an appreciation of 2.6% of the Dow Jones Industrial in the same period. **Since listing on the NYSE until the end of 1Q02, BTM shares have appreciated 2.18%, against an appreciation of 5.4% of the Dow Jones Industrial in the same period.**

**Share in the Ibovespa and Itel indexes**

According to the composition of the Ibovespa Index for the May-August 2002 period, TEPR4 shares represent 2.767% of the index.

In January 2002, Bovespa launched the **Itel – Sotck Index of Telecommunications Companies**, made up of shres of wireline and wireless companies tratded on the Bovespa. The Itel includes those companies with a participation on total volume of over 0.01% and are trades in at least 80% of the trading sessions in the last 12 months, with a minimum market value of R$20 million. **TEPR4 shares represent 8.051% of the Itel for the Janauary-April 2002 period. According to the first rebalancing for the May-August 2002 period, TEPR4 shares owuld represent 9.038% of Itel.**


BrasilTelecom

Graph 10: Stock Performance in 1Q02 - Bovespa and NYSE
(Base 100 = 28/Dec/2001)


115
110
105
100
95
90
85
80
28-dez-01
2-jan-02
7-jan-02
12-jan-02
17-jan-02
22-jan-02
27-jan-02
1-fev-02
6-fev-02
11-fev-02
16-fev-02
21-fev-02
26-fev-02
3-mar-02
8-mar-02
13-mar-02
18-mar-02
23-mar-02
28-mar-02
100
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98
95
TEPR3 (Bovespa)
TEPR4 (Bovespa)
BTM (NYSE)
Bovespa

# SHAREHOLDERS STRUCTURE

Table 13: Shareholders Structure

| April 2002 | Common Shares | % | Preferred Shares | % | Total | % |
|---|---|---|---|---|---|---|
| Brasil Telecom Participações | 233,990,087,068 | 96.07% | 114,787,167,580 | 38.84% | 348,777,254,648 | 64.69% |
| Tesouraria | - | - | 2,233,223,507 | 0.76% | 2,233,223,507 | 0.41% |
| Outros | 9,574,043,000 | 3.93% | 178,548,699,311 | 60.41% | 188,122,742,311 | 34.89% |
| **Total** | **243,564,130,068** | **100.0%** | **295,569,090,398** | **100.0%** | **539,133,220,466** | **100.0%** |

| Dec 2001 | Common Shares | % | Preferred Shares | % | Total | % |
|---|---|---|---|---|---|---|
| Brasil Telecom Participações | 233,990,087,068 | 98.66% | 114,787,167,580 | 38.84% | 348,777,254,648 | 65.47% |
| Tesouraria | - | - | 2,351,321,969 | 0.80% | 2,351,321,969 | 0.44% |
| Outros | 3,175,310,385 | 1.34% | 178,430,600,849 | 60.37% | 181,605,911,234 | 34.09% |
| **Total** | **237,165,397,453** | **100.0%** | **295,569,090,398** | **100.0%** | **532,734,487,851** | **100.0%** |



# UPCOMING EVENTS

**Conference Call: 1Q02 Results**
Tel: (1 719) 457-2665
May 8th, 2002.................................. 11:00 a.m.

**ABAMEC-SP Meeting: 1Q02 Results**
Bovespa Headquarters - Room Abelardo Vergueiro
May 9th, 2002.................................. 08:15 a.m.

**Level 1 of Corporate Governance Ceremony**
Bovespa Headquarters - Trading Floor
May 9th, 2002.................................. 09:45 a.m.

# CONTACTS AT INVESTOR RELATIONS


Eliana Rodrigues (Manager) .. Tel: (55 61) 415-1122 .........eliana@brasiltelecom.com.br
Valder Nogueira .................. Tel: (55 61) 415-1063 ........ valder@brasiltelecom.com.br
Renata Fontes .................... Tel: (55 61) 415-1256 renatafontes@brasiltelecom.com.br
Shay Chor .......................... Tel: (55 61) 415-1122 .......... shay@brasiltelecom.com.br
Flávia Oliveira .................... Tel: (55 61) 415-1411 .......flaviam@brasiltelecom.com.br



This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the company may be different from the company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.